Exhibit 99.1

TechFaith Reports Third Quarter 2012 Financial Results

Beijing, China November 21, 2012 – China TechFaith Wireless Communication Technology Limited (NASDAQ:CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the third quarter ended September 30, 2012.

For the third quarter of 2012, TechFaith reported revenue of US$31.5 million compared to US$32.4 million in the second quarter of 2012 and US$80.6 million in the third quarter of 2011. This is in line with the Company’s prior guidance for third quarter 2012 revenue to be in the range of US$30.0 million to US$35.0 million. Gross profit for the third quarter of 2012 was US$7.2 million compared to US$7.3 million in the second quarter of 2012. Gross margin for the third quarter increased slightly to 22.8% compared to 22.6% in the previous quarter. Net income attributed to TechFaith for the third quarter of 2012 was US$0.9 million or US$0.02 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$0.7 million or US$0.01 loss per basic and diluted weighted average outstanding ADS in the second quarter of 2012.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “The third quarter developed as expected with a favorable mixed product shipment. Our operating expenses were reduced to US$5.1 million in the third quarter of 2012 from US$8.3 million in the second quarter of 2012. We had lower bad debt expense in the third quarter and lower selling and marketing expenses compared to the previous quarter. While we are starting to see some stability, we remain cautious, given the continued challenging economic environment and uncertain macro demand picture.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “We remain focused on developing unique mobile devices targeting certain niche and enterprise segments, which is important given the positive impact on TechFaith’s revenue and margins. Our sales team continues to work closely with both local and regional customers to provide tailored solutions. As just one example, during the third quarter of 2012, we benefitted from shipments of our TITAN model to the European and Southeast Asian market.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “We have enhanced the integration among our applications, software and hardware to better target current market opportunities. We also continue to develop our motion games, mobile games and Disney theme games. We have extensive intellectual property in this area. Our focus on intellectual property helps differentiate our products in a crowded market and helps us add value to customer-tailored solutions. We are also working to further grow our user base in the Internet segment as it provides even greater opportunities for our strategy. We believe this will bring us added synergies and eventual business growth.”

Fourth Quarter of 2012 Outlook

The below forecast is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenue for the fourth quarter of 2012 to be in the range of US$30.0 million to US$35.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, November 21, 2012 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Wednesday, November 21, 2012 in Beijing). The dial-in is +1-617-614-3453 or +1-800-510-9691, with passcode 67589141. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 11634361. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand, the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Nine Months Ended
	June 30	September 30		September 30
	2012	2012	2011	2012	2011

Revenues:

ODP	$13,470	$13,311	$52,348	$45,726	$162,073

Brand name phone sales	11,785	11,329	17,168	38,649	48,261

Game	7,151	6,909	11,131	22,256	31,779

Total net revenues	$32,406	$31,549	$80,647	$106,631	$242,113

Cost of revenues:

ODP	$13,661	$12,222	$44,423	$43,394	$129,929

Brand name phone sales	7,680	7,783	10,379	25,310	29,364

Game	3,746	4,337	6,731	12,569	16,663

Total cost of revenues	$25,087	$24,342	$61,533	$81,273	$175,956

Gross Profit	$7,319	$7,207	$19,114	$25,358	$66,157

Operating expenses:

General and administrative	$1,512	$669	$3,126	$3,637	$14,464

Research and development	2,179	2,192	3,687	7,333	9,721

Selling and marketing	4,626	1,545	4,425	11,527	9,544

Impairment of intangible assets	—	702	—	702	—

Impairment of goodwill	—	—	606	—	606

Total operating expenses	$8,317	$5,108	$11,844	$23,199	$34,335

Government subsidy income	—	99	111	188	188

Other operating income	269	281	175	649	1,258

(Loss) income from operations	$(729)	$2,479	$7,556	$2,996	$33,268

Interest income	635	523	362	1,604	977

Investment income	—	—	—	—	883

Other income (expenses)	4	(313)	3	(309)	4

Change in fair value of put option	—	(90)	—	(90)	—

(Loss) income before income taxes	$(90)	$2,599	$7,921	$4,201	$35,132

Income tax expenses	(278)	(1,518)	(4,249)	(3,488)	(8,783)

Net (loss) income	$(368)	$1,081	$3,672	$713	$26,349
Less: net income attributable to the noncontrolling interest	(346)	(205)	(395)	(964)	(1,907)

Net income (loss) attributable to TechFaith	$(714)	$876	$3,277	$(251)	$24,442

Net (loss) income attributable to TechFaith per share

Basic	$(0.00)	$0.00	$0.00	$(0.00)	$0.03

Diluted	$(0.00)	$0.00	$0.00	$(0.00)	$0.03

Net income (loss) attribute to TechFaith per ADS

Basic	$(0.01)	$0.02	$0.06	$(0.00)	$0.46

Diluted	$(0.01)	$0.02	$0.06	$(0.00)	$0.46

Net income	$(368)	$1,081	$3,672	$713	$26,349
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(3,093)	4,008	3,634	642	9,066

Comprehensive income (loss)	(3,461)	5,089	7,306	1,355	35,415

Less: Comprehensive income attributable to noncontrolling interest	(159)	(482)	(395)	(1,043)	(1,907)

Comprehensive income (loss) attributable to TechFaith	$(3,620)	$4,607	$6,911	$312	$33,508

Weighted average shares outstanding

Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	September 30, 2012	June 30, 2012	December 31, 2011

Assets

Current assets:

Cash and cash equivalents	$265,044	$252,033	$250,637

Restricted cash	—	26	—

Accounts receivable	4,552	2,246	6,715

Inventories	6,486	8,771	7,984

Prepaid expenses and other current assets	20,528	14,520	17,560

Deferred tax assets-current	226	222	207

Total current assets	$296,836	$277,818	$283,103

Plant, machinery and equipment, net	$44,214	$44,926	$48,977

Land use rights, net	10,607	10,547	10,755

Construction in progress	26,688	22,757	21,002

Acquired intangible assets, net	6,306	7,563	2,327

Goodwill	1,242	1,242	1,242

Deferred tax assets-noncurrent	1	1	3

Total assets	$385,894	$364,854	$367,409

Liabilities and shareholders’ equity

Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	10,176	9,414	8,792

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $684, $831 and $837 as of as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	14,364	15,639	21,721

Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $217 and $212 and $202 as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	9,324	8,681	8,492

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	4,584	2,111	219

Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $21, $23 and $21 as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	660	439	1,804

Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2012, June 30, 2012 and December 31, 2011 respectively)	15,350	5,350	—

Total current liabilities	$54,458	$41,634	$41,028

Long-term loan	290	290	290

Deferred tax liability-noncurrent	81	89	106

Total liabilities	$54,829	$42,013	$41,424

Shareholders’ equity

Paid in capital	$16	$16	$16

Additional paid-in capital	142,549	142,268	141,667
Accumulated other comprehensive income	44,149	40,418	43,597

Statutory reserve	22,631	22,631	22,631

Retained earnings	97,021	96,145	97,272

Total Techfaith shareholders’ equity	$306,366	$301,478	$305,183

Noncontrolling interest	$24,699	$21,363	$20,802

Total shareholders’ equity	$331,065	$322,841	$325,985

Total liabilities and shareholders’ equity	$385,894	$364,854	$367,409